Plum Creek Timber Company, Inc. 601 Union Street, Suite 3100 Seattle, Washington 98101 (206) 467-3600

May 6, 2015

Ms. Erin E. Martin, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3010

Re:	Plum Creek Timber Company, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014

Dear Ms. Martin:

This letter is submitted on behalf of Plum Creek Timber Company, Inc. (“Plum Creek”) in response to your letter dated April 23, 2015 (“Comment Letter”) concerning Plum Creek's Form 10-K Annual Report for the Year Ended December 31, 2014 (“Form 10-K”). Plum Creek's response to the Comment Letter, along with certain requested acknowledgements, are hereby submitted below.

Segment Information, page 4

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We note the disclosure of your aggregate standing timber inventory. Please tell us what consideration you have given to providing additional detail, to the extent available to management, regarding inventory data broken out by species and/or age of trees.

Response: Plum Creek strives to provide meaningful and transparent disclosures in its periodic reports filed with the Securities and Exchange Commission. We try to strike a balance between providing enough details for our investors to understand the company's business while at the same time not overwhelming the reader with excess information that is not material to the company's results of operations or financial condition.

We believe that our current disclosure strikes that balance by providing investors with the most important information about our timber inventory: future harvest volume trends. By disclosing our current and forecasted harvest volumes, both short-term (5 years) and long-term (ten years and beyond), we provide our investors with one of the most important items of information necessary for estimating expected future cash flows from our timber segments. Coupled with price and cost information, harvest volume data is the key to understanding expected future cash flows, which we believe is of primary importance to our investors. That is why we focus on disclosure addressing these three items in our periodic reports filed with the Securities and Exchange Commission.

For example, on page 43 of our Form 10-K (Results of Operations, Northern Resources Segment), we explain why our 2014 northern sawlog and pulpwood harvest volumes have changed compared to the prior year. On page 44 of our Form 10-K (Results of Operations, Southern Resources Segment) we explain why our 2014 southern sawlog and pulpwood harvest volumes have changed compared to the prior year. Finally, on pages 41 and 42 of our Form 10-K (Events and Trends Affecting Operating Results, Harvest Plans), we explain how harvest levels in 2015 are expected to compare to 2014 and the reasons for the change, along with our expectations for short and long-term future harvest levels. In all cases, we provide this information for both our Northern Resources Segment and our Southern Resources Segment, broken out in each segment by sawlog and pulpwood data, because we believe this level of detail is most helpful to our investors to understand expected future harvest trends, and therefore, expected future cash flows from our timber segments. On the other hand, disclosing our timber inventory data by species and/or age class would not, in our opinion, help investors better assess expected future cash flows from our timber segments.

We believe that by disclosing our expected current and future harvest volume trends, we provide investors with material information that is more meaningful than disclosing our current timber inventory data broken out by species and/or age of trees. We hold quarterly calls with analysts, and we receive inquiry from analysts, investors, and prospective investors each day, and we are rarely asked about our inventory by species or age class. Each year we evaluate whether our periodic filings with the Securities and Exchange Commission provide investors with meaningful and material information. In the past, we have considered disclosing more detailed information about our timber inventory, but have concluded that disclosing future harvest levels is more meaningful to our investors because timber inventory is only one of many factors in determining future harvest levels.

In addition to the foregoing response to the Comment Letter, Plum Creek hereby acknowledges that:

●	Plum Creek is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

●	Plum Creek may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact Jose J. Quintana, our Assistant General Counsel, at (206) 467-3694.

Sincerely,

/s/ Rick R. Holley
Rick R. Holley Chief Executive Officer Plum Creek Timber Company, Inc.

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